December 17, 2018

Division of Corporation Finance,

Office of Healthcare & Insurance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Ms. Christine Westbrook

Re:	Takeda Pharmaceutical Company Limited
Registration Statement on Form 20-F
Filed on December 6, 2018
File No.: 001-38757

Dear Ms. Westbrook:

On behalf of our client, Takeda Pharmaceutical Company Limited (the “Company”), we set forth below the Company’s responses to the letter, dated December 14, 2018, of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form 20-F Filed by the Company on December 6, 2018 (the “Registration Statement”). In order to facilitate the Commission staff’s (the “Staff”) review of the responses, we have restated each of the Staff’s comments below in italics with the Company’s response to each comment following immediately thereafter.

This letter is being submitted simultaneously with the filing of an amendment to the Registration Statement (the “Amendment”). All page references in the responses set forth below are to the pages of the Amendment.

Registration Statement on Form 20-F Filed on December 6, 2018

Exhibits

1.

We refer to Exhibit 2.1 and note that the Amended and Restated Deposit Agreement and the form of American Depositary Share each contain a waiver of jury trial provision. Please revise both documents to state clearly that this waiver provision does not apply to claims under the federal securities laws. Alternatively, if the provision could extend to federal securities laws claims, please revise your registration statement to provide clear and prominent disclosure concerning the provision, including: a description of the provision; risks associated with the provision and impacts on shareholders; uncertainty as to enforceability of the provision; and the potential impact that the provision could have on other legal claims.

Division of Corporation Finance	-2-

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 186 to describe the provision as follows:

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.”

In addition, the Company has provided an additional risk factor on pages 26-27 concerning the provision, including a description of the provision, risks associated with the provision and impacts on shareholders, uncertainty as to enforceability of the provision, and the potential impact that the provision could have on other legal claims, as follows:

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that prospective investors consult legal counsel regarding the jury waiver provision before investing in the ADSs.

As a result, if a holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not enforced under applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or

Division of Corporation Finance	-3-

provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

*    *    *

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. If you have any questions about this response letter or the Amendment, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Joe McCann
Sasha Parikh
Kevin Vaughn
(Securities and Exchange Commission)

Costa Saroukos

(Takeda Pharmaceutical Company Limited)

Nirav N. Mehta

(Sullivan & Cromwell LLP)